FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2004

QSound Labs, Inc.

(Translation of Registrant's Name into English)

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400 - 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes First Quarter 2004 Interim Report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: May 13, 2004

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

PRESIDENT’S MESSAGE

We made excellent progress with our business development efforts in the first quarter. The main focus of these efforts was the Company’s soft audio solutions for the mobile & PC markets. The Company saw its first returns for the investments made last year in developing microQ for the mobile market. Specifically, the Company began recognizing revenues for microQ in this quarter and continued to develop new relationships, which should lead to long term growth situations. Among those, is the recently announced availability of microQ on LSI Logic’s DSP hardware platform for mobile products. Even more importantly, the Company is experiencing increased demand for microQ, particularly from Europe & Asia.

The Company is also making progress in the PC marketplace. This has been caused by the elimination of our only standalone independent software competitor through acquisition.

The Philips SoundAgent 2 (“PSA2”) audio software solution developed by the Company for Philips began shipping in the first quarter with several of Philips mini component systems in Europe and Latin America. This distribution of the PSA2 is in addition to the USB powered speakers and soundcards which were previously announced as shipping with the PSA2.

In the VoIP market, the Company continues to market its existing product line, while at the same time gathering feedback from our dealer channel on market requirements. The Company has plans for new product introduction later this year, but in the meantime has cut its cost structure to better match existing cash flow from this business unit.

Forward-looking statements concerning expectation of revenues from existing and new licensees, product distribution through Philips, and sales of existing and new IP telephony products involve risk and uncertainties including loss of relationships with companies that do business with QSound, continued growth of mobile devices and Internet telephony products, successful product development, introduction and acceptance, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.

Management’s Discussion and Analysis

First Quarter ended March 31, 2004

This Management Discussion and Analysis (“MD&A”) of the results of operations of QSound Labs, Inc. (the company) for the quarter ended March 31, 2004 should be read in conjunction with the interim unaudited consolidated financial statements of the company for the quarter ended March 31, 2004, and the annual audited financial statements of the company for the fiscal year ended December 31, 2003.  Management has prepared these notes with the understanding that readers are already familiar with the MD&A for the fiscal year ended December 31, 2003.

The company reports its unaudited consolidated financial statements in United States dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Operations

Revenues for the three months ended March 31, 2004 were $510,248 as compared to $830,850 for the same period in 2003. The audio segment had revenues of $369,669 for the quarter as compared to $728,933 for the same period in 2003.  The decrease was due primarily to the reduction in royalties received from the hearing aid license, the North American portion of which expired in February 2003. The e-commerce segment had revenues of $68,845 as compared to $101,917 for 2003.  The decrease was due to a decrease in the number of subscribers for the e-commerce services.  The telephony segment had revenues of $71,734 for the quarter.  There are no comparative figures for the telephony segment.

The operating loss for three months ended March 31, 2004 was $530,561 as compared to an operating profit of $178,380 for the same period last year.   The audio segment had an operating loss of $206,054 for the quarter as compared to an operating profit of $132,890 for the same period in 2003.  The reason for the decrease in profit was due to the decrease in royalties from the hearing aid license and increased engineering and marketing costs.  The e-commerce segment had an operating loss of $17,275 for the quarter as compared to an operating profit of $45,490 for the same period in 2003.  The reason for the decrease was due to the decrease in revenue being larger than the decrease in operating costs.  The telephony segment had an operating loss of $307,233 for the quarter.  This loss was due mainly to the expenses incurred in marketing and engineering. Subsequent to the quarter end management has taken steps to reduce operating expenses in the telephony segment by one third.

Net loss for the quarter ended March 31, 2004 was $642,578 or $0.09 per share as compared to net income of $88,441 or $0.01 per share for the same period in 2003. The audio segment had profits of $54,695 in 2003 as compared to $103,438 in 2002.

The company used $690,003 of cash in operations in the quarter as compared to a generation of $284,663 in cash for the same period in 2003.

Financial Condition

The company had a working capital surplus of $1,703,741 at March 31, 2004 as compared to $2,142,840 as at December 31, 2003.

Cash resources at the end of the first quarter of 2004 were $1,358,633 as compared to $2,061.93 at December 31, 2003.  Liabilities at the end of the first quarter of 2004 were $364,179, which consisted of $280,210 in accounts payable and accrued liabilities and $83,969 in deferred revenue.  Liabilities at December 31, 2003 were $329,745 which consisted of $2,33,198 in accounts payable and accrued liabilities and $96,547 in deferred revenue.  Management feels that with our current cash on hand and cash flows from operations the company has sufficient capital to carry out its business plan for the remainder of 2004.

Capital Expenditures

The company continues to take steps to ensure that its technology is current and up to date.  To facilitate that goal and ongoing research and development, as well as protecting its technology through the registration of trademarks and patents, the company invested $47,527 in the quarter in new computer equipment and software, trademarks and patents.

FINANCIALS

QSound Labs, Inc.
Consolidated Balance Sheets
As at March 31, 2004 and December 31, 2003
(Expressed in United States dollars)

	March 31, 2004	December 31, 2003
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$ 1,358,633	$ 2,061,093
Accounts receivable	406,997	221,194
Inventory	154,707	107,377
Deposits and prepaid expenses	147,583	82,921
	2,067,920	2,472,585

Capital assets (note 2)	1,065,918	1,114,992
Other intangible assets (note 3)	177,974	189,002

	$ 3,311,812	$ 3,776,579

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued Liabilities	$ 280,210	$ 233,198
Deferred Revenue	83,969	96,547
	364,179	329,745

Shareholders' equity
Share capital (note 4)	44,251,517	44,108,140
Contributed Surplus	1,114,316	1,114,316
Deficit	(42,418,200)	(41,775,622)
	2,947,633	3,446,834

	$ 3,311,812	$ 3,776,579

QSound Labs, Inc.
Consolidated Statements of Operations and Deficit
For the three month periods ended March 31, 2004 and 2003
(Expressed in United States dollars under Canadian GAAP)

	2004	2003
	(unaudited)	(unaudited)
REVENUE
Royalties and license fees	$ 205,467	$ 480,655
Product sales	304,781	350,195
	510,248	830,850

Cost of product sales	138,663	82,737
	371,585	748,113

EXPENSES:
Marketing	350,476	256,798
Operations	71,536	36,069
Product engineering	224,517	151,654
Administration	255,617	125,212
	902,146	569,733

OPERATING PROFIT	(530,561)	178,380

OTHER ITEMS
Depreciation and amortization	(107,629)	(80,265)
Interest and other income	1,139	5,931
Other	(5,527)	(15,605)
	(112,017)	(89,939)

NET INCOME FOR PERIOD	(642,578)	88,441
DEFICIT BEGINNING OF PERIOD	(41,775,622)	(38,069,991)
DEFICIT END OF PERIOD	$ (42,418,200)	$ (37,981,550)

INCOME PER COMMON SHARE	$ (0.09)	$ 0.01

QSound Labs, Inc.
Consolidated Statements of Cash Flows
For the three month periods ended March 31, 2004 and 2003
(Expressed in United States dollars under Canadian GAAP)

	2004	2003
	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
Income for the period	$ (642,578)	$ 88,441
Items not requiring (providing) cash:
Depreciation and amortization	107,629	80,265
Compensation cost of options issued	108,307	5,864
Changes in working capital balances (note 6)	(263,361)	110,093
	(690,003)	284,663

FINANCING
Issuance of common shares, net	35,070	1,410
	35,070	1,410

INVESTMENTS
Purchase of capital assets	(31,666)	(844)
Purchase of intangible assets	(15,861)	(11,480)
	(47,527)	(12,324)

Increase (decrease) in cash	(702,460)	273,749
Cash and cash equivalents beginning of period	2,061,093	2,621,205

Cash and cash equivalents end of period	$ 1,358,633	$ 2,894,954

QSound Labs, Inc.

Notes to Consolidated Financial Statements

For the Three Month Periods Ended March 31, 2004

Unaudited

(Expressed in United States dollars under Canadian GAAP)

1.

Basis of presentation:

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

The statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial statements.  These financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2003. These interim financial statements should be read in conjunction with the Company’s December 31, 2003 audited annual financial statements.  The disclosures provided below are incremental to those included in the annual financial statements.

2.	Capital assets:
			Accumulated	Net Book
	March 31, 2004	Cost	depreciation	value
	Sound source and control equipment	$ 556,695	$ 523,854	$ 32,841
	Real time systems	905,534	897,644	7,890
	Furniture and fixtures	359,638	321,324	38,314
	Computer equipment	908,731	679,730	229,001
	Software and production tooling	1,969,789	1,211,917	757,872

		$ 4,700,387	$ 3,634,469	$ 1,065,918

3.	Other intangible assets:
			Accumulated	Net Book
	March 31, 2003	Cost	amortization	Value
	Patents and trademarks	$ 836,539	$ 679,216	$ 157,323
	Purchased customer list	34,418	13,767	20,651

		$ 870,957	$ 692,983	$ 177,974

4. Share Capital:
	Number
	Of Shares	Consideration
Balance at December 31, 2003	7,199,244	$44,108,140
Issued for cash on exercise of options	36,880	35,071
Additional paid-in capital stock options	-	108,306

Balance at March 31, 2004	7,236,124	$44,251,517

5. Stock Option Plan:
	Number of shares	Exercise price per share	Weighted average exercise price

Balance at December 31, 2003	1,738,765	$0.47 - 1.75	$0.87
Granted	240,720	1.65 - 1.88	1.77
Exercised	(36,880)	0.47 - 1.00	0.95
Cancelled or expired	(225,000)	1.21	1.21

Balance at March 31, 2004	1,717,605	$0.47 - 1.75	$0.95

The following table summarizes the information about stock options outstanding at March 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at Mar 31, 2004	Weighted-Average Remaining Term (Years)	Weighted-Average Exercise Price	Number Exercisable at Mar. 31, 2004	Weighted-Average Exercise Price

$ 0.47	500,997	2.6	$ 0.47	500,997	$ 0.47
0.57 - 0.62	275,000	4.0	0.61	136,106	0.61
1.04 - 1.21	526,638	2.3	1.05	435,203	1.04
1.32 - 1.88	414,970	4.4	1.65	273,302	1.63

	1,717,605			1,345,608

6.	Changes in non-cash working capital balances:
		March 31, 2004	March 31, 2003
	Accounts receivable	$ (185,803)	$ 219,893
	Inventory	(47,330)	(16,310)
	Deposits and prepaid expenses	(64,662)	(3,317)
	Accounts payable and accrued liabilities	47,012	(82,939)
	Deferred revenue	(12,578)	(7,234)

		$ (263,361)	$ 110,093

7.	Segmented information

	For the three month period ended March 31, 2004
		Audio	E-Commerce	Telephony	Total
	Revenues	$ 369,669	$ 68,845	$ 71,734	$ 510,248
	Interest revenue	1,098	-	41	1,139
	Amortization of capital assets	41,245	7,060	42,732	91,037
	Segment operating (loss) income	(206,054)	(17,275)	(307,233)	(530,562)
	Segment assets	2,300,751	118,030	893,031	3,311,812
	Expenditures for segment capital assets	37,883	-	5,000	42,883

	For the three month period ended March 31, 2003
	Revenues	$ 728,933	$ 101,917	$ -	$ 830,850
	Interest revenue	5,931	-	-	5,931
	Amortization of capital assets	50,552	9,992	-	60,544
	Segment operating income	132,890	45,490	-	178,380
	Segment assets	4,994,457	2,391,575	-	7,386,032
	Goodwill	-	2,184,589	-	2,184,589
	Expenditures for segment capital assets	109,569	-	-	109,569

	Geographic Information			2004 Revenue	2003 Revenue

	Canada			$ 8,935	$ 1,315
	United States			294,176	688,078
	Asia			140,470	141,457
	Europe			66,667	-

				$ 510,248	$ 830,850